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Exhibit 77D
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For RiverSource Income Builder-Basic Income Fund
     At a Board of Directors meeting held on September 13-14, 2006 it was resolved that the non-fundamental investment policy that limits investments in securities of investment companies shall be and hereby is eliminated.

For RiverSource Income Builder-Moderate Income Fund
     At a Board of Directors meeting held on September 13-14, 2006 it was resolved that the non-fundamental investment policy that limits investments in securities of investment companies shall be and hereby is eliminated.

For RiverSource Income Builder-Enhanced Income Fund
     At a Board of Directors meeting held on September 13-14, 2006 it was resolved that the non-fundamental investment policy that limits investments in securities of investment companies shall be and hereby is eliminated.